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                             August 13, 2021

       Yifan Li
       Chief Executive Officer
       Hesai Group
       9th Floor, Building L2-B
       1588 Zhuguang Road, Qingpu District
       Shanghai 201702
       People   s Republic of China

                                                        Re: Hesai Group
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted July 2,
2021
                                                            CIK No. 0001861737

       Dear Dr. Li:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. Please revise the prospectus cover page to disclose the percentage ownership and voting power held by your
officers, directors and principal stockholders as well as a brief discussion of the
respective voting rights of your Class A and Class B ordinary shares.
   2.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in and having the
majority of the company   s operations in China. Your disclosure
                                                        should make clear
whether these risks could result in a material change in your operations
 Yifan Li
FirstName LastNameYifan Li
Hesai Group
Comapany
August 13, NameHesai
           2021       Group
August
Page 2 13, 2021 Page 2
FirstName LastName
         and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how
         recent statements and regulatory actions by China   s government, such
as those related to
         the use of variable interest entities and data security or anti-monopoly concerns, has or
         may impact the company   s ability to conduct its business, accept
foreign investments, or
         list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
Prospectus Summary, page 1

3. Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the company's operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
4. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.
Our Innovative Approach to TX/RX Design, page 4

5. Please disclose the period over which you have shipped over 10,000 units of LiDAR.
Risks Related to Doing Business in China, page 9

6. In your summary of risk factors, disclose the risks that being based in and having the
         majority of the company   s operations in China poses to investors. In
particular, describe
         the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
 Yifan Li
FirstName LastNameYifan Li
Hesai Group
Comapany
August 13, NameHesai
           2021       Group
August
Page 3 13, 2021 Page 3
FirstName LastName



Summary Consolidated Financial Data, page 15

7.       Your disclosure on page F-25 indicates that as of December 31, 2020,
14,710,802
         ordinary shares and the corresponding unrecognized share-based compensation of RMB
         39,205 will be amortized over the service periods of the award when the IPO is probable.
         Please clarify the amount that will be recognized immediately upon the effectiveness of your IPO. Tell us what consideration you gave to presenting pro forma Net Loss Per
         Share including this compensation expense as well as the compensation expense related to your 2020 option incentive plan that will be recognized upon the effectiveness of your
         IPO, described on page F-25. Please also disclose the unrecognized compensation expense related to these awards that will be recognized in future periods upon satisfaction of the service condition.
Risk Factors
We generate a substantial portion of our revenue..., page 34

8. Please identify the customer that accounted for more than 10% of your revenues for the years ended December 31, 2019 and 2020 and describe the material terms of this agreement including the term and any material termination provisions. Also, quantify the number of products that generate a substantial portion of your revenues.
Risks Related to Doing Business in China, page 41

9.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
10. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Capitalization, page 63

11. Please clarify if this presentation reflects the reorganization that you completed in 2021 and the other financing transactions described on page 150. If not, tell us how you considered including the pro forma effects of these transactions in this presentation.
 Yifan Li
FirstName LastNameYifan Li
Hesai Group
Comapany
August 13, NameHesai
           2021       Group
August
Page 4 13, 2021 Page 4
FirstName LastName
         Please also tell us how you considered including pro forma financial statements to reflect these transactions.
Key Factors Affecting Our Results of Operations, page 71

12. Tell us whether management uses any metrics such as expansion or retention rates to measure your ability to retain and grow existing customers. If so, please revise to include a quantified discussion of such measures and discuss any significant fluctuations. Also, disclose the number of your customers for the periods presented. Refer to SEC Release
         No. 33-10751.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 71

13. You disclose that you recognized revenue on over 3,500 shipped LiDAR units in the first half of 2021 as compared to approximately 700 shipped units in the first half of 2020.
         Please clarify why you include this information when you don   t
include any other
         financial information for the first half of 2021 and the correlation with revenue, gross margin and operating income for the period is not understood.
Impact of the COVID-19 Pandemic, page 73

14. Please provide a balanced discussion of the impacts of the COVID-19 pandemic, including any positive impacts on your operating results for the periods presented, and any uncertainties with maintaining these trends. In this regard, your disclosure on page 77 indicates that your revenue increased in 2020, in part, due to the increased sales of laser-
         based oxygen sensors for ventilators to hospitals as a result of the COVID-19 pandemic.
Key Components of Results of Operations
Cost of Revenues, page 74

15. Your disclosure on page F-32 states that under a settlement agreement you agreed to pay a one-off settlement and royalty fee of RMB 160,098. Please clarify the portion of this settlement attributable to royalty fees related to 2020 and 2019 sales, if any, and how you considered including these amounts in cost of sales.
16. Your disclosure on page F-32 states that under the settlement agreement you agreed to pay a variable annual royalty fee through 2030 based on a tiered percentage of sales, subject to a minimum amount each year. Please describe the percentages applicable to your tiered sales and the minimum amount payable annually.
Business
Our Strengths, page 102

17. We note that you have entered into cooperation agreements with Li Auto, Lotus, and
         Baidu Netcom Science Technology Co., among others. Please revise to provide a
 Yifan Li
FirstName LastNameYifan Li
Hesai Group
Comapany
August 13, NameHesai
           2021       Group
August
Page 5 13, 2021 Page 5
FirstName LastName
         discussion of the material terms of your cooperation agreements, including the term and any material termination provisions.
Regulation
Regulations Relating to Foreign Investment
Foreign Investment Industrial Policy, page 121

18. You disclose that any industry not listed in the Negative List 2020 is a permitted industry and generally open to foreign investment unless specifically prohibited or restricted by
         PRC laws and regulations. Please clarify whether you consider the industry in which you operate to be excluded from the Negative List 2020 and not otherwise restricted to foreign investment by PRC laws regulations. Disclose the factors you considered in making this determination, whether there are any uncertainties with respect to this determination and the related impacts.
Related Party Transactions
Other Related Party Transactions, page 141

19. Please describe the material terms of the business cooperation agreement with Beijing
         Baidu Netcom Science Technology Co., Ltd. Refer to Item 7.B. of Form 20-F.
Shareholders Agreement, page 141

20. We note that in May 2021 you entered into a series of agreements with certain investors that provided "...registration rights, information and inspection rights, right of first refusal, preemptive rights, rights to appoint directors, and anti-dilution rights, and contains provisions governing our board of directors and other corporate governance matters."
         Please describe each of these agreements and identify the related parties that are parties to these agreements and the basis on which they are related parties. Refer to Item 7.B. of
         Form 20-F.
Consolidated Financial Statements - Hesai Technology Co., Ltd.
Notes to Consolidated Financial Statements, page F-7

21. Tell us how you considered providing a reconciliation of the changes in your warranty liability for each period presented, including the information required by ASC 460-10-50-
         8.
22. We note your disclosure on page 86 that your wholly foreign-owned subsidiaries in China are permitted to pay dividends to you only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Please disclose the nature of any restrictions on the ability of your subsidiaries to transfer funds to you through intercompany loans, advances or cash dividends. Disclose the dollar amount of restricted net assets as of the end of the most recent fiscal year. Refer to Rule 4-08(e)(3) of
         Regulation S-X. Please also tell us how you considered including parent-only financial statements. Refer to Rule 5-04 of Regulation S-X.
 Yifan Li
Hesai Group
August 13, 2021
Page 6
12. Redeemable Preferred Equity, page F-19

23. Clarify whether the original terms of your redeemable preferred equity included conversion options and whether the conversion that took place on August 1, 2020 was consistent with these terms. Otherwise, tell us how you considered whether this conversion represented a modification or extinguishment. Tell us the authoritative accounting literature upon which you relied in accounting for the conversion.
16. Share Based Compensation, page F-25

24. When your preliminary IPO price is known, please provide us with a breakdown of all equity awards granted from six month before the date of this letter and leading up to the preliminary pricing of your IPO. This breakdown should list grants in chronological order including the fair value of the underlying common stock used to value such awards as determined by your board of directors. Please reconcile and explain the differences between the fair values of the underlying equity interest determined on each grant date, including the difference between the most recent grant date fair value and the midpoint of your offering range. In addition, your disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.
General

25. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.
       You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                            Sincerely,
FirstName LastNameYifan Li
                                                            Division of
Corporation Finance
Comapany NameHesai Group
                                                            Office of
Technology
August 13, 2021 Page 6
cc:       Z. Julie Gao, Esq.
FirstName LastName